Exhibit 99.4

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Yukon-Nevada Gold Corp. (the “Company”) on Form 40-F/A for the fiscal year ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Shaun Heinrichs, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 25, 2011	By:	/s/ Shaun Heinrichs

Shaun Heinrichs
Chief Financial Officer
(principal financial and accounting officer)